UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G
                      (Rule 13d-102)

         Under the Securities Exchange Act of 1934

                   (Amendment No. Two)*


           Reckson Associates Realty Corporation
---------------------------------------------------------
                     (Name of Issuer)

             Class B Exchangeable Common Stock
---------------------------------------------------------
              (Title of Class of Securities)

                         75621K304
           -------------------------------------
                      (CUSIP Number)

                         12/31/00
   -----------------------------------------------------
 (Date of Event which Required Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT
TO WHICH THIS SCHEDULE IS FILED:

          X       Rule 13d-1(b)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  75621K304
1    NAME OF REPORTING PERSON

             Heitman/PRA Securities Advisors LLC
             IRS ID# 36-4265577


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                     (a)  ----

                                     (b)    X

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                             5    SOLE VOTING POWER
NUMBER OF SHARES                      576,485
BENEFICIALLY OWNED
BY EACH REPORTING            6    SHARED VOTING POWER
PERSON WITH                              0

                             7    SOLE DISPOSITIVE POWER
                                      576,485

                             8    SHARED DISPOSITIVE
                                  POWER
                                         0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
        576,485

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.61%

12 TYPE OF REPORTING PERSON (See Instructions)
          IA

ITEM 1 (A) NAME OF ISSUER:

        Reckson Associates Realty Corporation

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
           OFFICES:

        225 Broadhollow Road
        Melville, New York  11747

ITEM 2 (A) NAME OF PERSON FILING:

        Heitman/PRA Securities Advisors LLC

ITEM 2 (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF
NONE, RESIDENCE:

        180 North LaSalle Street, Suite 3600
        Chicago, Illinois 60601

ITEM 2 (C) CITIZENSHIP:

        Delaware

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

        Class B Exchangeable Common Stock

ITEM 2 (E) CUSIP NUMBER:  75621K304

ITEM 3  IF THIS STATEMENT IS FILED PURSUANT TO RULE
        13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE
        PERSON FILING IS A:

ITEM 3 (E) An Investment Adviser in accordance with Rule
13d-1(b)(1)(ii)(E).

ITEM 4    OWNERSHIP:

ITEM 4 (A) AMOUNT BENEFICIALLY OWNED:

        576,485

ITEM 4 (B) PERCENT OF CLASS:

        5.61%

ITEM 4 (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   sole power to vote or to
                direct the vote           576,485
          (ii)  shared power to vote or to
                direct the vote              0
          (iii) sole power to dispose or to direct the
                disposition of            576,485
          (iv)  shared power to dispose or to
                direct the disposition of    0

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
          OF ANOTHER PERSON.

     Heitman/PRA Securities Advisors LLC serves as investment adviser to the Heitman Real Estate Portfolio, a registered investment company, and 345 separate account clients.

     Heitman Real Estate Portfolio, a Series of UAM Funds
Trust, and 345 separate account clients have given dispositive power to Heitman/PRA Securities Advisors LLC, and the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of 576,485 shares (5.61%) of this issuer.

ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP.

     Not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10   CERTIFICATIONS.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2001

                         /s/Nancy B. Lynn
                         -----------------------
                         NANCY B. LYNN,
                         Vice President